FOR IMMEDIATE RELEASE

FORMULA SYSTEMS (1985) LTD. ANNOUNCES DISTRIBUTION OF $30 MILLION CASH DIVIDEND TO ITS SHAREHOLDERS

Herzliya, Israel, December 17, 2008 — Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that its board of directors has approved the distribution of a cash dividend to the holders of Formula ordinary shares, payable on January 29, 2009 (the "Distribution Date") with respect to each outstanding Formula ordinary share held as of the close of business day on January 12, 2009, (the "Record Date") subject to withholding tax as described below.

The cash distribution will be in the amount of $2.27 per share, or $30 million in the aggregate. The ex-dividend date for the purpose of trading of the ordinary shares on the Tel Aviv Stock Exchange and the American Depository Shares ("ADSs") on the NASDAQ, is January 13, 2008.

On the Distribution Date, each Formula shareholder will receive a cash amount, net of Israeli withholding tax at a rate of 20%, unless such holder has presented to Formula sufficient evidence of its exemption from withholding tax in accordance with the requirements of Israeli law.

The dividend to be distributed to holders of Formula ADSs will be released to Formula’s depositary, The Bank of New York, net of Israeli withholding tax as described above. As contemplated by the agreement among The Bank of New York, Formula and the holders of Formula ADSs, The Bank of New York will distribute the cash dividend (net of depositary fees) to the holders of Formula ADSs.

Formula Systems (1985) Ltd.  (NASDAQ: FORTY):Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Naamit Salomon, CFO, Formula Systems (1985) Ltd.
011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.

203-255-7902

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